FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR August 15, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












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                            FORM  51-102F3

                        MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      August 15, 2006

3.    News Release
      ------------

      Issued August 15, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA, Aug 15th, 2006 - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today the success of an industrial scale test burn of the Company's BioOil as a replacement for natural gas in the lime kiln of a pulp and paper mill. The testing was conducted in the Northern Interior of British Columbia at one of Canada's largest integrated forest products companies.

DynaMotive said the successful combustion testing is another important step toward commercializing BioOil, a renewable liquid fuel produced from biomass, as an alternative to natural gas or fuel oil in industrial settings.

During the testing, over 20 tons of BioOil were fired at a rate of approximately 2 tons per hour, utilizing existing equipment without any mechanical modifications. DynaMotive's BioOil met all of the target test parameters, as set out by the host company, including maintaining the kiln temperature and lime yield while demonstrating complete and stable combustion of the fuel. The BioOil for the test was produced at DynaMotive's West Lorne plant in Ontario and shipped across Canada, further demonstrating the versatility of the fuel. DynaMotive conducted successful prior pilot-scale lime kiln testing of its BioOil at the University of British Columbia in March, 2004.







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5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
      ------------------------------------------------------------------

      Not applicable

7.    Omitted Information
      -------------------

      Not applicable

8.    Executive Officer
      -----------------

      Contact:      Andrew Kingston, President & CEO
      Telephone:   (604) 267-6013

9.    Date of Report
      --------------

      August 15, 2006


      DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Andrew Kingston"
                                            ----------------
                                            Andrew Kingston
                                            President & CEO





















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DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release: August 15th, 2006



           Industrial-Scale Test at Pulp & Paper Mill Demonstrates DynaMotive's Clean BioOil Has Potential to Replace Natural Gas


VANCOUVER, BC, CANADA, Aug 15th, 2006 - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today the success of an industrial scale test burn of the Company's BioOil as a replacement for natural gas in the lime kiln of a pulp and paper mill. The testing was conducted in the Northern Interior of British Columbia at one of Canada's largest integrated forest products companies.

DynaMotive said the successful combustion testing is another important step toward commercializing BioOil, a renewable liquid fuel produced from biomass, as an alternative to natural gas or fuel oil in industrial settings.

During the testing, over 20 tons of BioOil were fired at a rate of approximately 2 tons per hour, utilizing existing equipment without any mechanical modifications. DynaMotive's BioOil met all of the target test parameters, as set out by the host company, including maintaining the kiln temperature and lime yield while demonstrating complete and stable combustion of the fuel. The BioOil for the test was produced at DynaMotive's West Lorne plant in Ontario and shipped across Canada, further demonstrating the versatility of the fuel. DynaMotive conducted successful prior pilot-scale lime kiln testing of its BioOil at the University of British Columbia in March, 2004.

Andrew Kingston, DynaMotive's President and Chief Executive Officer commented: "With the commercial availability and viability of DynaMotive's technology now established and multiple projects being pursued, this latest large-scale test further validates that BioOil use can offer the pulp and paper industry a cost competitive, renewable alternative to natural gas and other fossil fuels."

In North America alone, lime kilns consume approximately 15 million GigaJoules or 2.45 million barrels of oil equivalent of fossil fuels every year.

The company is currently evaluating a number of project development opportunities for local deployment of its plant modules currently in fabrication, which have a processing capacity of 200 dry tons per day of biomass feedstock.









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About DynaMotive

DynaMotive's Energy Systems Corporation (OTCBB: DYMTF) is a leader in the development of fast pyrolysis technology for world energy markets. Its principal business is the advancement and commercialization of environmentally friendly energy systems, based on fuels derived from Biomass. Its main product, BioOil, is produced using patented technology to convert forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. BioOil is a renewable, clean burning, low-emissions fuel and is greenhouse gas neutral. It can power gas turbines, diesel engines and boilers. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source. For more information, please visit: www.dynamotive.com.


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission



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